

LEO AEROSPACE

2018

1

DELIVERY OF MICROSATELLITES TO ORBIT IS NOT AVAILABLE ON A TIMELY SCHEDULE

2

TAILORED ORBITS ARE NOT AVAILABLE FOR MICROSATELLITES

3

LAUNCH CADENCE IS SEVERELY LIMITED

PROBLEM

We have identified three major problems within current microsatellite operations



THE MICROSATELLITE LAUNCH PROBLEM IS BEING APPROACHED WITH A BIG SATELLITE MINDSET

OUR PROMISE

The solutions we will deliver.







ON DEMAND

Minimal lead time

AGILE

Mobile platform
with light infrastructure

HIGH FREQUENCY

Rapid turnaround
and launch



PRIORITIZED ORBITAL DEPLOYMENT FOR MICROSATELLITES

MICROSATELLITE TECHNOLOGY



SYNCOM IV-1
2600 KG



1980

METEOSAT 7
320 KG



1997

MICROSATELLITE
1-50 KG

2015



APPLICATIONS:

Primitive and development
was restricted.



SMARTPHONE:

Enter the app store, a platform
capable of hosting user-created applications.



$2.3 BILLION:

Combined revenue of App
Store and Google Play.



MICROSATELLITES:

Powerful, delivery is restricted.



LEO AEROSPACE

Enter, a platform designed
for launching microsatellites.



EXPANDED MARKETS:

Developers will be free to
design and launch their way.

MARKET IMPACT

Just as smartphones are the
disruptive tech for apps, LEO is
the same for microsatellites.

Just like people reach for their
phone to use apps, developers will
reach to LEO to access space.

MARKET SIZE

$3.2B
TAM
2022-2026

$1.6B
SAM
2022-2026

$83M
SOM
5% MARKET SHARE
2022-2026



NUMBER OF SATELLITES (1-50 KG)

- **FULL MARKET POTENTIAL**
- **SPACEWORKS FORCAST**
- **HISTORICAL LAUNCHES**

422 · 480 · 530 · 575
352 · 379 · 407 · 435

CALENDAR YEAR

* 2016 MARKET DATA BY SPACEWORKS

COMPETITION



PRIMARY
LEO AEROSPACE
VECTOR
ROCKET LAB
Virgin
ORBIT
NON-TRADITIONAL
TRADITIONAL
Orbital ATK
BLUE ORIGIN
SPACEX
ULA
United Launch Alliance
SECONDARY

MICROSATELLITE PRIORITY VS. LAUNCH ARCHITECTURE

TECHNOLOGY



95%

LESS ATMOSPHERE

18 KM

COMPETITIVE ADVANTAGES

This is what differentiates us
from our competitors.



LAUNCH ON DEMAND



LARGELY REUSABLE



FAST TURNAROUND



CUSTOMIZED DESTINATION



STREAMLINED INTEGRATION



LIGHT INFRASTRUCTURE

DEVELOPMENT TIMELINE



1

PHASE ONE

PROTOTYPING AND SUBSYSTEM TESTING

YEAR 1



2

PHASE TWO

HIGH ALTITUDE TESTING

YEAR 1+2



3

PHASE THREE

SUB-ORBITAL TESTING

YEAR 3



4

PHASE FOUR

SUB-ORBITAL FLIGHTS

YEAR 4 + 5



5

PHASE FIVE

FIRST ORBITAL DELIVERY

YEAR 5



6

PHASE SIX

LAUNCH NETWORK EXPANSION

YEAR 6

Based on feedback from over
160 potential users.

Prices start at **$50k** per kg
to a **400km** Sun-Synchronous Orbit

FLEXIBLE PRICING

Price increases with size, complex orbits,
and complexity of payload integration.

PAYLOADS UP TO 25 KG

Small payloads reflect our decision
to enable microsatellite developers.

TEAM



DANE RUDY

CEO



BRYCE PRIOR

VP of Operations and Strategy



DREW SHERMAN

VP of Vehicle Engineering



ABISHEK MURALI

VP of Mission Engineering



MIKE HEPFER

VP of Product Development



DAN DUMBACHER

Advisor